Exhibit 99.3
ChoicePoint Inc. Unaudited Consolidated Financial Statements
At and For the Six Months Ended June 30, 2008

CHOICEPOINT INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended
	June 30,
(In thousands)	2008	2007
Total revenue	$481,591	$449,642

Costs and expenses:
Cost of revenue	250,026	232,405
Selling, general and administrative	116,666	104,604
Other operating charges (Note 5)	20,195	952
Total costs and expenses	386,887	337,961

Operating income	94,704	111,681
Interest expense	14,088	12,677

Income from continuing operations before income taxes	80,616	99,004
Provision for income taxes	33,806	38,578

Income from continuing operations	46,810	60,426
Gain from discontinued operations, net of taxes (Note 6)	18,176	3,066
Net income	$64,986	$63,492

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHOICEPOINT INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

June 30,
(In thousands, except par values)	2008

ASSETS
Current assets:
Cash and cash equivalents	$174,752
Accounts receivable, net of allowance for doubtful accounts of $5,524 in 2008	222,139
Income tax receivable	—
Deferred tax assets	3,406
Other current assets	32,497
Assets of businesses held for sale (Note 6)	15,282

Total current assets	448,076

Property and equipment, net	43,504
Goodwill	581,596
Other acquisition intangible assets, net	50,591
Deferred tax assets	9,580
Other assets, net	80,915

Total assets	$1,214,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current maturities of long-term debt	$—
Accounts payable	63,300
Accrued salaries and bonuses	20,327
Income taxes payable	20,625
Other current liabilities	109,921
Liabilities of businesses held for sale (Note 6)	12,415

Total current liabilities	226,588

Long-term debt, less current maturities	485,000
Postretirement benefit obligations	19,753
Deferred income taxes	1,035
Other long-term liabilities	37,271

Total liabilities	769,647

Minority interest	26,770

Commitments and contingencies (Note 17)
Shareholders’ equity:
Preferred stock, $.01 par value; 10,000 shares authorized, no shares issued or outstanding	—
Common stock, $.10 par value; shares authorized — 400,000; shares issued — 94,457 in 2008	9,446
Paid-in capital	596,184
Retained earnings	831,743
Accumulated other comprehensive income, net	1,416
Treasury stock, at cost, 27,054 shares in 2008	(1,020,944)

Total shareholders’ equity	417,845

Total liabilities and shareholders’ equity	$1,214,262

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHOICEPOINT INC.
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)

					Accumulated
					Other
	Comprehensive	Common	Paid-in	Retained	Comprehensive	Treasury
(In thousands)	Income	Stock	Capital	Earnings	Income, Net	Stock	Total
Balance, December 31, 2007		$9,343	$553,349	$766,757	$386	$(1,019,913)	$309,922

Net income	$64,986	—	—	64,986	—	—	64,986
derivatives, net of deferred taxes of $139	208	—	—	—	208	—	208
Change in cumulative foreign currency translation adjustment	822	—	—	—	822	—	822

Comprehensive income	$66,016

Restricted and other stock plans, net		22	7,175	—	—	(950)	6,247
Redemption of stock-based awards (Note 8)		—	—	—	—	(92)	(92)
Stock distributed from employee benefit trust		—	—	—	—	11	11
Stock options exercised		81	28,992	—	—	—	29,073
Stock-based compensation expense		—	4,676	—	—	—	4,676
Tax benefit of stock options exercised		—	1,992	—	—	—	1,992

Balance, June 30, 2008		$9,446	$596,184	$831,743	$1,416	$(1,020,944)	$417,845

The accompanying notes are an integral part of this condensed consolidated financial statement.

CHOICEPOINT INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30,
(In thousands)	2008	2007

Cash flows from operating activities:
Net income	$64,986	$63,492
Income from discontinued operations, net of taxes	(18,176)	(3,066)

Income from continuing operations	46,810	60,426
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	28,095	29,851
Non-cash components of other operating charges	2,883	—
Compensation expense recognized under stock-based compensation plans	9,610	10,050
Changes in assets and liabilities, excluding effects of acquisitions:
Accounts receivable, net	(16,182)	(12,116)
Other current assets	2,029	515
Deferred income taxes	18,581	7,395
Estimated income taxes	(1,059)	12,196
Current liabilities, excluding debt and income taxes	21,512	(3,306)
Other long-term liabilities	(1,388)	18

Net cash provided by operating activities — continuing operations	110,891	105,029
Net cash provided by operating activities — discontinued operations	9,933	8,510

Cash flows from investing activities:
Proceeds from the disposition of discontinued operations	171,800	28,598
Acquisitions, net of cash acquired	(9,629)	(583)
Additions to property and equipment	(10,771)	(6,970)
Additions to other assets	(18,970)	(14,215)

Net cash provided by investing activities — continuing operations	132,430	6,830
Net cash used in investing activities — discontinued operations	(3,857)	(2,786)

Cash flows from financing activities:
Borrowings under Credit Facilities	370,000	55,000
Payments on Credit Facilities	(415,000)	(35,000)
Borrowings under Receivables Facility	10,000	55,000
Payments on Receivables Facility	(90,025)	(65,000)
Other debt, net	25	(4)
Debt issuance costs	(992)	—
Settlement of derivatives	—	233
Repurchase of common stock	—	(138,257)
Redemption of stock-based awards	(92)	(13,795)
Purchase of stock held by employee benefit trust, net	—	(5,000)
Tax benefit of stock options exercised	1,992	14,933
Proceeds from exercise of stock options	29,073	14,964

Net cash used in financing activities — continuing operations	(95,019)	(116,926)
Net cash used in financing activities — discontinued operations	—	(5)

Effect of foreign currency exchange rates on cash and cash equivalents — continuing operations	109	80
Effect of foreign currency exchange rates on cash and cash equivalents — discontinued operations	76	200

Net increase in cash and cash equivalents	154,563	932
Cash and cash equivalents, beginning of period	20,189	26,612

Cash and cash equivalents, end of period	$174,752	$27,544

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHOICEPOINT INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(Unaudited)
1. Organization
ChoicePoint Inc., a Georgia corporation (“ChoicePoint” or the “Company”), is a leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. The Company provides businesses and non-profit organizations with technology, software and information services, all intended to help manage economic risks, as well as identify business opportunities.
During 2007, the Company decided to divest its iMap business and i2, the software portion of its former Government Services segment. In connection with the Company’s decision to divest i2, the Company combined the remaining components of its Government Services segment with its Financial and Professional Services segment. This newly-formed segment was renamed the Business Services segment and includes virtually all of the Company’s businesses involved in the sale of public information not regulated by the Fair Credit Reporting Act (the “FCRA”) to customers in all markets, including banking, professional services and government.
During the first six months of 2008, the Company decided to divest its Marketing Services segment. As a result, the Company is reporting the segment as discontinued operations and eliminating the reporting of the Marketing Services segment. Prior periods have been reclassified to conform to the current year presentation. Consequently, the results of these discontinued operations for such completed fiscal years are reflected in the Company’s Condensed Consolidated Statements of Income as discontinued operations. Cash flows related to discontinued operations are stated separately from cash flows related to continuing operations by category in the Condensed Consolidated Statements of Cash Flows. As a result, and unless specifically stated, all discussions regarding the six months ended June 30, 2008 and 2007 reflect results only from continuing operations. ChoicePoint’s continuing operations are focused on three primary markets—Insurance Services, Screening and Authentication Services and Business Services.
In March 2008, the Company completed the sale of its iMap business to a private investment group for total net proceeds of $1.8 million. On June 6, 2008, the Company completed the sale of i2 to Silver Lake Sumeru, a leader in private investments in technology, technology-enabled and related growth industries, in a cash purchase of $175.6 million, subject to the finalization of working capital adjustments. On July 9, 2008, the Company sold the Database Solutions portion of the Marketing Services segment to Acxiom Corporation. The Company expects to divest the remaining portion of the Marketing Services segment within the next 12 months. During the first six months of 2007, the Company completed the sale of its Bode business, bankruptcy, lien and judgment records businesses and its EquiSearch businesses. The results of these discontinued operations are reflected in the Company’s Condensed Consolidated Statements of Income as discontinued operations.
The Insurance Services group, ChoicePoint’s largest core business, provides data, analytics, software and business information services to property and casualty (“P&C”) personal and commercial insurance carriers. ChoicePoint’s information solutions help insurers effectively assess risks in the underwriting process to ensure that their customers receive appropriate policy pricing. In personal lines, our C.L.U.E.® (Comprehensive Loss Underwriting Exchange) database is the industry’s most complete source of historical claims. Other tools include Current Carrier®, which identifies the existence of current or previous insurance, as well as any possible lapses in coverage. ChoicePoint’s Insurity business unit provides software, data and analytics to P&C commercial and personal lines carriers to improve risk acceptance and loss mitigation. Insurity offers policy administration, claims administration, compliance management, regulatory reporting, reinsurance, billing, business processing and maintenance service to carriers, brokers, agents and third party administrators.
The Screening and Authentication Services group focuses on employment screenings, tenant screening, vital records and customer enrollment businesses. WorkPlace Solutions background screening products include instant on-line solutions, as well as comprehensive employment and background checks, drug testing and tenant screening. Many customers utilize ChoicePoint’s National Criminal File, a comprehensive database of criminal files that includes criminal conviction records across all 50 states. Formed in 2006, this segment now offers vendor screening, a one-stop solution that helps organizations manage risk and compliance requirements with third-party vendors. Other businesses in this segment include VitalChek®, an on-line service that enables consumers to order vital records, such as birth certificates, marriage licenses and death certificates over the Internet or telephone using credit cards.

The Business Services group provides public information solutions primarily to banking, professional services and government customers. These services help companies with risk management, enhanced due diligence, verification and business credentialing, and allow companies to better mitigate financial and reputational risk and improve their processes and productivity.
Proposed Merger with Reed Elsevier
On February 20, 2008, ChoicePoint entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among ChoicePoint, Reed Elsevier Group plc (“Reed Elsevier”) and Deuce Acquisition Inc., under which ChoicePoint would be acquired by Reed Elsevier. The transaction has a total value of approximately $4.1 billion, based on an offer of $50.00 per share and the assumption of approximately $600 million of net debt.
The transaction closed on September 19, 2008.
2. Basis of Presentation
The condensed consolidated financial statements include the accounts of ChoicePoint and its subsidiaries. All material transactions and balances between entities included in the condensed consolidated financial statements have been eliminated. The condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position of ChoicePoint as of June 30, 2008, the results of operations for the six months ended June 30, 2008 and 2007, and cash flows for the six months ended June 30, 2008 and 2007. The adjustments have been of a normal recurring nature.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements for the year ended December 31, 2007. The current period’s results are not necessarily indicative of results to be expected for a full year.
3. Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. In 2008 and 2007, such estimates and assumptions include those used to determine the amounts recognized as impairment charges included in other operating charges and discontinued operations. See Notes 5 and 6 for additional discussion of these charges. Actual results could differ from these estimates.
4. Revenue and Expense Recognition
Revenue—ChoicePoint recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence that an agreement exists, prices are fixed or determinable, services and products are provided to the customer and collectibility is reasonably assured. The

Company reduces revenue for estimated volume discounts and other allowances. The Company also records deferred revenue primarily related to payments received in advance of revenue being earned under software licensing, maintenance and support and other contractual agreements. Deferred revenue included in other current liabilities totaled $27.6 million as of June 30, 2008. In addition to the general policy discussed above, the following are the specific revenue recognition policies for our major business lines and for multiple-element arrangements:
Information Services—Revenue for the P&C personal lines, public filing searches, employment background screening and drug testing, vital records and other services in the Screening and Authentication Services and the Business Services segments is generally earned on a transactional basis and recognized as the services are delivered. Revenue from non-transaction-based arrangements such as subscription licenses and fixed fee arrangements is recognized over the period in which the customer is using the service. Provisions for bad debts are recognized during the period in which they are estimable, and provisions for volume discounts are recognized during the period in which they are applicable.
Software Services—Certain software revenues are generated primarily by transactions that include multiple-element arrangements encompassing licensing software systems (consisting of software and maintenance support) and providing professional services. ChoicePoint allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for maintenance and support services, is additionally measured by the renewal rate offered to the customer. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with its revenue recognition policy for such elements. If the fair value of any undelivered element included in bundled software and service arrangements cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the residual method is used to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
In some instances, perpetual software license arrangements require significant customization. These arrangements are accounted for under the percentage of completion method based on estimates of the extent of progress toward completion. The Company estimates the percentage of completion on contracts on a monthly basis utilizing estimated remaining hours to complete as a percentage of total estimated hours to complete the project. Changes in estimates to complete and revisions in overall profit estimates are recognized in the period in which they are determined.
Pass-Through Expense—The Company records certain revenue on a net basis since it has in essence “earned a commission or fee” for arranging the delivery of a service ordered by a customer from a specified vendor and is not the primary obligor under the provisions of EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Motor vehicle records registry revenue (the fee charged by states for motor vehicle records) and other fixed costs that are passed on by ChoicePoint to its customers (“pass-through expense”) are excluded from revenue and recorded as a reduction to cost of revenue in the Condensed Consolidated Financial Statements. The incidental fee charged by ChoicePoint to provide this delivery service is reported as revenue. For the six months ended June 30, pass-through expense was $430.6 million in 2008 and $422.4 million in 2007.
Reimbursable Expenses—Prior to the Company’s decision to divest certain businesses, as discussed in Note 6, certain reimbursed out-of-pocket expenses included in the Marketing Services segment were presented on a gross basis as revenues and expenses, labeled “Reimbursable Expenses”. These expenses are fully reimbursed by ChoicePoint’s customers and recorded as revenues and expenses in accordance with EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred” (“EITF 01-14”). These revenues and expenses are included in discontinued operations for the six months ended June 30, 2008 and 2007.
Income Taxes—ChoicePoint’s effective tax rate was 41.9% for the six months ended June 30, 2008, compared to 39.0% for the six months ended June 30, 2007. The increase in the effective tax rate in 2008 is due primarily to the non-deductibility of certain charges incurred in connection with the proposed acquisition of ChoicePoint by Reed Elsevier. At June 30, 2008, accrued income taxes were $20.6 million.

5. Other Operating Charges
Other operating charges include the following:

	Six Months ended
	June 30,
(in thousands)	2008	2007
Asset impairments	$2,070	$—
Transaction-related expenses	13,786	—
Lease abandonment, severance, and other expenses	4,230	1,886
Fraudulent data access related expense (benefit)	109	(934)

Total other operating charges	$20,195	$952

The Company recorded other operating charges of $20.2 million ($14.4 million net of taxes) during the first six months of 2008, that included $13.8 million for transaction-related expenses associated with the Company’s pending sale to Reed Elsevier, and $6.4 million consisting primarily of lease abandonment, severance and asset impairment charges.
The Company recorded other operating charges of $1.0 million ($0.6 million net of taxes) during the first six months of 2007 that included $1.9 million for lease abandonment and severance associated with the consolidation of facilities, and a net benefit of $0.9 million due to a partial reversal of third party legal accruals related to the previously disclosed fraudulent data access.
As of June 30, 2008, $19.4 million was accrued for obligations related to the above charges incurred to date that includes $3.2 million for legal and other fees associated with the fraudulent data access, and $16.2 million related to severance, lease abandonment, and transaction-related costs. The Company periodically evaluates whether its staffing levels are appropriate considering current operating results and economic conditions. Additional severance and related charges may be incurred in the future as a result of these evaluations.
6. Discontinued Operations
Marketing Services Segment Divestiture — During the first six months of 2008, the Company decided to divest its Marketing Services segment. As a result, the Company is reporting the segment as discontinued operations and eliminating the reporting of the Marketing Services segment. In connection with the divestiture decision, the Company recorded a pre-tax charge of $17.1 million to record the Marketing Services segment assets at their currently estimated fair value less costs to sell. On July 9, 2008, the Company sold the Database Solutions portion of this segment to Acxiom Corporation. The Company expects to divest the remaining portion of the segment within the next 12 months. In connection with the divestiture, the Company currently estimates it will incur severance and related costs of approximately $3 million during the second half of 2008.
On June 6, 2008, the Company completed the sale of i2 to Silver Lake Sumeru, a leader in private investments in technology, technology-enabled and related growth industries, in a cash purchase of $175.6 million, subject to the finalization of working capital adjustments. In March 2008, the Company completed the sale of its iMap business to a private investment group for total net proceeds of $1.8 million. During the first six months of 2007, the Company completed the sale of its Bode business, its BLJ businesses and its EquiSearch businesses for total net proceeds of $28.6 million. The results of these discontinued operations are reflected in the Company’s Condensed Consolidated Statements of Income as discontinued operations.

The following amounts related to the above businesses have been segregated from continuing operations and are reflected as discontinued operations for the six months ended June 30, 2008 and 2007, respectively:

	Six Months Ended
	June 30,
(In thousands)	2008	2007
Service revenue	$49,667	$81,043
Reimbursable expenses (a)	7,713	10,271

Total revenue	$57,380	$91,314

Income (loss) from discontinued operations	$(25,167)	$4,509
Gain (loss) on sale of discontinued operations	55,013	(244)
Income tax provision	(11,670)	(1,199)

Income from discontinued operations, net of taxes	$18,176	$3,066

(a)	Reimbursable expenses represent out-of-pocket expenses fully reimbursed by ChoicePoint’s customers and recorded as revenues and expenses in accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred.”
At June 30, 2008, the Company has classified certain assets and liabilities associated with the discontinued operations as assets of businesses held for sale and liabilities of businesses held for sale in the Condensed Consolidated Balance Sheets in accordance with the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). The following table details the components of the assets and liabilities of businesses held for sale at June 30, 2008 (in thousands):

Accounts receivable, net of allowance for doubtful accounts of $170	$6,756
Other current assets	2,026
Property and equipment, net	6,500

Total assets of businesses held for sale	15,282
Accounts payable	2,116
Accrued salaries and bonuses	1,059
Other current liabilities	9,240

Total liabilities of businesses held for sale	12,415

Total net assets of businesses held for sale	$2,867

7. Debt and Other Financing
In 2006, the Company entered into a $600 million unsecured credit facility (the “Credit Facility”), which is expandable to $750 million. There was $200.0 million outstanding under the Credit Facility at June 30, 2008. In addition, approximately $10.5 million of the remaining availability under the Credit Facility was utilized for outstanding letters of credit. The Credit Facility bears interest at either a base rate as defined in the Credit Facility or LIBOR plus an applicable margin. The applicable margins range from 0.28% to 0.60% per annum based on ChoicePoint’s funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Within the Credit Facility, the Company has a $50 million line of credit with a participating bank at either a base rate as defined in the Credit Facility or LIBOR plus an applicable margin. At June 30, 2008 there were no borrowings outstanding under the line of credit. The Credit Facility, including the line of credit, expires on October 25, 2011. The average interest rate based on the terms of the Credit Facility was 3.3% at June 30, 2008.
The Credit Facility contains covenants customary for facilities of this type. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum funded debt to EBITDA and (ii) minimum interest coverage. We have maintained compliance with these financial covenants.
On January 14, 2008, the Company entered into a $300 million five-year unsecured Term Loan Credit Agreement (the “Credit Agreement”) with many of the same lenders that are party to the Credit Facility. Fees incurred in connection with the agreement totaled approximately $1.0 million, and are being amortized over the term of the agreement. All amounts borrowed under the Credit Agreement were used to repay amounts outstanding under the Company’s existing Credit Facility. There was $285.0 million outstanding under the Credit Agreement at June 30, 2008. ChoicePoint and its material subsidiaries (as defined in the Credit Agreement) that are U.S. subsidiaries are guarantors of the obligations. The Credit Agreement bears interest at either a base rate as defined in the Credit Agreement or LIBOR plus an applicable margin. The applicable margins range from 1.000% to 1.375% per annum based on ChoicePoint’s funded debt to EBITDA ratio. The Credit Agreement contains covenants customary for this type of facility and the loans made under the Credit Agreement will mature on January 14, 2013. The average interest rate based on the terms of the Credit Agreement was 3.8% at June 30, 2008.
In 2001, the Company and certain of its subsidiaries entered into an agreement (the “Receivables Facility”) with a financial institution whereby it could sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company maintained the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables were collected. The Receivables Facility permitted the advance of up to $125 million on the sale of accounts receivable. The Receivables Facility expired in June 2008 in accordance with the terms of the agreement, and net proceeds were fully paid prior to the expiration of the facility.
At June 30, 2008, the Company had $389.5 million of available capacity under the above facilities. Scheduled maturities of long-term debt subsequent to June 30, 2008 are as follows: $200.0 million in 2011 and $285.0 million in 2013.
During the first six months of 2006, the Company entered into a $12.5 million synthetic lease agreement for a new property. Under this synthetic lease agreement, a third-party lessor purchased the property and paid for the build-out of the property completed in December 2006. The $12.5 million synthetic lease expires in 2012. On December 8, 2006, the Company entered into a $25.2 million synthetic lease agreement for its headquarters building and a $46.2 million synthetic lease agreement for its data center facility. These agreements replaced the existing agreements that were due to expire in 2007 and 2008. The new lease agreements expire in 2012, at which time the Company has the following options for each lease: renew the lease for an additional five years, purchase the building for the original cost or sell the property itself (remarket). If the Company elects to remarket the property, it must guarantee the lessor 80% to 85% of the original cost.
The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $83.9 million at June 30, 2008 and it would have recorded additional depreciation expense related to the synthetic leases for the six months ended June 30, 2008 and 2007 of approximately $1.6 million ($1.0 million after tax), and $1.6 million ($1.0 million after tax), respectively, if the Company had elected to purchase the properties instead of entering into the synthetic leases.
Derivative financial instruments at June 30, 2008 consist of four interest rate swap agreements entered into to reduce the impact of changes in a benchmark interest rate (LIBOR) on the Company’s LIBOR-based payments on the Company’s synthetic leases and Credit Facility (collectively, the “Swap Agreements”). At June 30, 2008, the total notional amount under these Swap Agreements was $283.9 million, consisting of the $12.5 million, $25.2 million, and $46.2 million swap agreements related to the synthetic lease agreements discussed above, and $200.0 million related to the Credit Facility. The Swap Agreements involve the receipt of a variable rate and payment by ChoicePoint of fixed rates of 4.9%. The swap agreements which relate to the company’s synthetic leases mature in January 2012, and the swap agreement related to the Credit Facility matures in October 2011. The Company has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on the Company’s aggregate $83.9 million in synthetic leases and $200 million of the amount outstanding on the Credit Facility. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties. As of June 30, 2008, the fair value of the outstanding interest rate swap agreements was a liability of $9.2 million, which is included in the Condensed Consolidated Balance Sheet, and has been recorded net of taxes in accumulated other comprehensive income in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138.
8. Stock-Based Compensation
Stock Options—On April 25, 2006, the shareholders of the Company approved the ChoicePoint Inc. 2006 Omnibus Incentive Plan (the “2006 Omnibus Plan”). Under the 2006 Omnibus Plan, as amended in May 2007, up to 2,700,000 shares of the Company’s common stock may be issued pursuant to awards granted thereunder, with limitations on specific kinds of awards that may be issued or transferred, or in payment of dividend equivalents paid with respect to such awards. A variety of discretionary awards for officers, directors and full-time employees of ChoicePoint, and others who render significant services are authorized under the 2006 Omnibus Plan, including incentive and non-qualified stock options, restricted shares, deferred shares, share equivalent units, tandem appreciation rights and/or free-standing appreciation rights, performance shares and performance units. The vesting of such awards may be conditioned upon either a specified period of service or the attainment of certain performance goals as determined by the Management Compensation and Benefits Committee of the Company’s Board of Directors. Option exercise prices are set at the closing price of ChoicePoint’s common stock on the New York Stock Exchange on the date of grant, and option terms do not exceed seven years.
A summary of changes in all outstanding options, the weighted average exercise price per share, the weighted average remaining contractual term, and the aggregate intrinsic value as of June 30, 2008 and changes during the six months then ended is as follows (shares and aggregate intrinsic value in thousands):

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Exercise Price	Contractual Term	Value
Outstanding, December 31, 2007	9,894	$34.95
Granted	—	—
Canceled/forfeited	(222)	40.18
Exercised	(809)	36.11

Outstanding, June 30, 2008	8,863	$34.71	4.0	$119,572

Vested and expected to vest, June 30, 2008	8,785	$34.67	4.0	$118,844

Exercisable, June 30, 2008	5,747	$31.60	3.5	$95,414
     The following table summarizes information about stock options outstanding and exercisable at June 30, 2008 (shares in thousands):

	Options Outstanding			Options Exercisable
		Weighted Average
		Remaining Contractual	Weighted Average		Weighted Average
Range of Exercise Prices	Shares	Life in Years	Exercise Price	Shares	Exercise Price
$13.836 – $18.448	816	0.6	$13.95	816	$13.95
$18.449 – $23.060	690	1.6	19.09	690	19.09
$23.061 – $27.672	977	2.6	26.00	977	26.00
$27.673 – $36.896	1,027	4.4	33.38	560	33.23
$36.897 – $44.264	3,539	4.7	39.58	2,009	40.34
$44.265 – $46.120	1,814	5.7	45.93	695	46.01

	8,863		$34.71	5,747	$31.60
For the six months ended June 30, the intrinsic value of options exercised was $8.8 million in 2008 and $41.0 million in 2007.
Other Stock-Based Awards—On a periodic basis, certain key officers, employees, and directors of the Company are granted restricted shares under the above plans. During the six months ended June 30, 2008, 228,950 shares were awarded with a weighted average market value at the date of grant of $33.75 per share. During the same period of 2007, 173,100 shares were awarded with a weighted average market value per share of $38.95. Also on a periodic basis, certain key officers are awarded deferred shares under the above plans. No deferred shares were granted during the first six months of 2008 or 2007. Upon initial election to the board of directors, and then annually, each non-employee director of the Company receives an award of share equivalent units. Additionally, certain key employees may be granted share equivalent units under the above plans. During the six months ended June 30, 2007, 32,240 share equivalent units were granted to certain key employees at market value on the date of grant of $38.27 per unit. No share equivalent units were granted during the first six months of 2008. The market value of the restricted shares, deferred shares and share equivalent units is being charged to expense over the vesting periods through February 2011. For the six months ended June 30, pre-tax compensation cost charged against income was $4.5 million in 2008 and $3.5 million in 2007.
Additionally, on a periodic basis, certain key officers are granted phantom shares under the ChoicePoint Inc. Deferred Compensation Plan. During the six months ended June 30, 2007, 117,000 shares were awarded with a weighted average market value at the date of grant of $39.04 per share. The market value of the phantom shares is being charged to expense over the vesting periods through February 2010. Pre-tax compensation cost charged against income for these awards for the six months ended June 30, 2008 and 2007 was $0.8 million and $0.6 million respectively. No phantom shares were granted during the first six months of 2008.
A summary of the beginning and ending balance of the Company’s restricted shares, deferred shares, phantom shares, and share equivalent units as of June 30, 2008, and changes during the six months ended June 30, 2008, is presented below:

		Weighted Average
	Shares/Units	Grant-Date Fair Value
Balance at December 31, 2007	966,189	$40.94
Granted	228,950	33.75
Vested	(104,542)	43.69
Forfeited	(27,400)	40.38

Balance at June 30, 2008	1,063,197	$39.14

For the six months ended June 30, the fair value of shares vested was $3.7 million in 2008 and $2.2 million in 2007.
As of June 30, 2008, there was approximately $10.9 million in total unrecognized compensation cost related to restricted shares, $5.1 million related to deferred shares, $2.5 million related to phantom shares, and $0.6 million related to share equivalent units. That cost is expected to be recognized over a weighted average period of 2.0 years for restricted shares, 1.8 years for deferred shares, 1.8 years for phantom shares, and 1.0 year for share equivalent units.
A summary of the expense recognized for stock options and other stock-based awards during the six months ended June 30, 2008 and 2007, is presented below (in thousands):

	Six months ended			Six months ended
	June 30, 2008			June 30, 2007
		Other	Total		Other	Total
	Stock	Stock-Based	Stock-Based	Stock	Stock-Based	Stock-Based
	Options	Awards	Compensation	Options	Awards	Compensation
Cost of revenue	$1,616	$—	$1,616	$1,841	$—	$1,841
Selling, general and administrative expenses	2,752	5,242	7,994	4,097	4,113	8,210

Total expense	$4,368	$5,242	$9,610	$5,938	$4,113	$10,051

Expense, net of tax	$3,751	$3,172	$6,923	$4,906	$2,550	$7,456

Under ChoicePoint’s stock incentive plans, employees may surrender stock-based awards or shares of the Company’s common stock to the Company in payment of minimum tax obligations due upon the exercise of options or upon the vesting of grants of other stock based awards. During the six months ended June 30, 2007, employees surrendered 341,224 options, respectively, upon the exercise of stock options in payment of such minimum tax obligations. No such options were surrendered during the six months ended June 30, 2008. Additionally, during the six months ended June 30, 2008 and 2007, employees surrendered 2,031 and 14,832 shares, respectively, to the Company upon the vesting of restricted shares in payment of such minimum tax obligations. The value of the awards was based on the market price on the date of surrender for an aggregate value of $93,000 or $45.65 per share, for the six months ended June 30, 2008 and $13.8 million, or $38.75 per share, for the six months ended June 30, 2007.
The Company adopted SFAS 123(R), Share-Based Payment (“SFAS 123(R)”) effective January 1, 2006. SFAS 123(R) requires companies to apply a fair value method of measurement for all share-based payment transactions with employees, including stock options, and to recognize these transactions in the financial statements. The Company adopted SFAS 123(R) using the modified prospective application, which applies to all grants after the effective date and to any unvested portion of grants issued prior to the effective date or implementation date. The modified prospective approach requires that the Company expense over the remaining vesting period the value it previously calculated under the fair value method for stock options granted prior to the adoption of SFAS 123(R). The related compensation cost is expensed over the vesting period using the straight-line method for awards with cliff vesting or using the accelerated attribution method for awards with graded vesting.
The fair value of stock options granted in 2007 was determined on the grant date using assumptions for the expected term, expected volatility, dividend yield, and the risk-free interest rate. The term assumption was primarily based on the seven year contractual term of the options and historical data related to exercise and post-vesting cancellation history experienced by the Company, which is expected to be similar to future results. The Company’s anticipated volatility level is based on the combination of implied market volatility and ChoicePoint’s long-term historical volatility. The Company’s model includes a zero dividend yield assumption, as the Company has not historically paid nor does it anticipate paying dividends on its common stock. The Company’s model does not include a discount for post-vesting restrictions, as the Company has not issued awards with such restrictions. The risk free interest rate is based on U.S. Treasury zero-coupon yield curve over the expected term of the option. The periodic expense is then determined based on the valuation of the options, and at that time an estimated forfeiture rate is used to reduce the expense recorded. The Company’s estimate of pre-vesting forfeitures is primarily based on the historical experience of the Company and is adjusted to reflect actual forfeitures as the options vest.
As of June 30, 2008, there was approximately $9.4 million in total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted average period of 2.0 years.
9. Comprehensive Income
Comprehensive income and its components are presented in the Condensed Consolidated Statements of Shareholders’ Equity (unaudited). Accumulated other comprehensive income consisted of the following:

June 30,
(In thousands)	2008
Cumulative foreign currency translation adjustment	$3,712
Cash flow hedges	(5,446)
Deferred postretirement gain	3,071
Other	79

Total	$1,416

10. Acquisition
In the six months of 2008, the Company acquired Optimal Decisions Group, a firm that develops and deploys advanced analytics and software to the insurance industry. The total purchase price of the acquisition was $11 million ($6.2 million net of cash acquired). In addition, a working capital adjustment to the purchase price is expected later in 2008. Goodwill of $6.4 million was allocated to the Insurance Services segment. The allocation of purchase price to the assets and liabilities of the acquisition is preliminary and subject to change based on the acquired asset valuations. The pro forma effect of this acquisition is not material to the condensed consolidated financial statements.
The Company did not acquire any businesses during the first six months of 2007. As of June 30, 2008, ChoicePoint has approximately $0.2 million accrued for transaction-related costs, including legal and audit costs related to the 2008 and prior acquisitions.
11. Goodwill and Intangible Assets
A summary of the change in goodwill during the six months ended June 30, 2008, is as follows:

	December 31,	Acquisitions and		Other		June 30,
(In thousands)	2007	Adjustments		Changes		2008
Insurance Services	$89,511	$6,374	(a)	$523		$96,408
Screening and Authentication Services	320,314	2,850		—		323,164
Business Services	161,061	597		366		162,024
Marketing Services	13,977	—		(13,977	)(b)	—

Total	$584,863	$9,821		$(13,088)		$581,596

(a)	This amount represents the acquisition of Optimal Decisions Group, which was acquired in January 2008.

(b)	Represents goodwill impairment in connection with discontinued operations (Note 6).

As of June 30, 2008 and December 31, 2007, the Company’s other acquisition intangible assets and accumulated amortization consisted of the following:

	As of June 30, 2008
		Accumulated
(In thousands)	Gross	Amortization	Net
Customer relationships	$33,600	$(22,801)	$10,799
Purchased data files	18,500	(4,401)	14,099
Software	29,437	(18,229)	11,208
Non-compete agreements	12,517	(10,007)	2,510
Trademarks/trade names	11,600	—	11,600
Other intangible assets	688	(313)	375

Total	$106,342	$(55,751)	$50,591

The Company recorded amortization expense related to these other acquisition intangibles excluding indefinite life assets such as trademarks/trade names for the six months ended June 30, 2008 of $5.0 million, compared to $5.4 million for the comparable period of 2007. Estimated full-year amortization expense for the next five years is $9.3 million for 2008, $7.9 million for 2009, $6.3 million for 2010, $3.9 million for 2011 and $2.4 million for 2012.
12. Capital Transactions
On July 26, 2005, ChoicePoint’s Board of Directors approved a stock buyback program for the repurchase of up to $250 million of Company stock. During 2006, ChoicePoint’s Board of Directors approved increases to the value of the Company’s buyback program up to a total of $725 million. During 2007, the Board of Directors further increased the value of the Company’s buyback program by $300 million to a total value of $1.025 billion. The Board of Directors also extended the buyback program an additional two years, through August 19, 2009. On January 29, 2008, the Company’s Board of Directors further increased the value of the Company’s buyback program by $300 million up to a total value of $1.325 billion.
The Company did not repurchase any shares of its common stock during the first six months of 2008. Since the inception of the stock buyback program, the Company has repurchased a total of 25.5 million shares for $982.5 million, leaving $342.5 million available for repurchase in the program as of June 30, 2008.
13. Fair Value Measurement
The Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Our adoption of SFAS 157 was limited to financial assets and liabilities, which primarily relate to our derivative contracts discussed in Note 7. The fair value hierarchy for disclosure of fair value measurements under SFAS 157 is as follows:
     Level 1 — Quoted prices in active markets for identical assets or liabilities
     Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable
     Level 3 — Inputs that are unobservable (for example cash flow modeling inputs based on assumptions)
The following table summarizes assets and liabilities measured at fair value on a recurring basis at June 30, 2008, as required by SFAS 157:

(in thousands)	Level 1	Level 2	Level 3
Assets
Investments	$—	$—	$—
Liabilities
Interest rate swap	$—	$9,246	$—
During the first six months of 2007, the Company entered into four interest rate swap agreements to receive variable rate interest and pay fixed rate interest of 4.9%. The Company has designated all of these swap agreements as cash flow hedges of the variability in expected future interest payments on the Company’s aggregate $83.9 million in synthetic leases and $200 million of the amount outstanding on the Credit Facility. The swap agreements which relate to the company’s synthetic leases mature in January 2012, and the swap agreement related to the Credit Facility matures in October 2011.
The fair values of the Company’s interest rate swap agreements are based on quoted market prices for similar liabilities or determined using inputs that use as their basis readily observable market data that are actively quoted and can be validated through external sources, including third-party pricing services, brokers, and market transactions.
14. Employee Benefits
The Company has agreed to provide certain retiree health care and life insurance benefits for a defined group of eligible employees. Health care and life insurance benefits are provided through a trust. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee, net of the estimated amount of participant contributions. These postretirement benefit plans are unfunded. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with the Company’s expressed intent to increase retiree contributions equal to a percentage of health care costs increases. The Company uses December 31 as the measurement date for these plans. The following table presents the components of the net periodic benefit costs related to these plans:

	Six Months Ended
	June 30,
(In thousands)	2008	2007
Service cost	$21	$25
Interest cost on accumulated benefit obligation	582	632
Amortization of net gain	(114)	(119)
Amortization of prior service cost	(166)	(57)

Net periodic postretirement benefit expense	$323	$481

Deferred Compensation Plan—ChoicePoint offers deferred compensation plans to directors and certain officers of the Company. Under these plans, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The corresponding deferred compensation liability is recorded at the current fair value of the individual’s investment elections and any changes are recorded as expense in the period incurred. As of June 30, 2008, the Company has recorded a liability of $22.6 million, which is included in other long-term liabilities in the Condensed Consolidated Balance Sheets (unaudited).
15. New Accounting Pronouncements
In February 2008, the Financial Accounting Standards Board (“FASB”) issued FSP No. FAS 157-2, which delays the effective date of SFAS 157, “Fair Value Measurements,” for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This FASB Staff Position defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP No. FAS 157-2.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R)

amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. We are currently evaluating the effects, if any, that SFAS 141(R) may have on our financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the condensed consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in condensed consolidated net income on the face of the income statement. It also amends certain of Accounting Research Bulletin No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We are currently evaluating the effects that SFAS 160 may have on our financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, which requires companies to provide additional disclosures about its objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and related interpretations, and how the derivative instruments and related hedged items affect the Company’s financial statements. SFAS No. 161 also requires companies to disclose information about credit risk-related contingent features in their hedged positions. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008 and is required to be adopted by the Company beginning in the second quarter of fiscal 2009. Although the Company will continue to evaluate the application of SFAS No. 161, management does not currently believe adoption will have a material impact on the Company’s financial condition or operating results.
16. Commitments and Contingencies
Below is a description of the Company’s material pending legal proceedings. While the ultimate resolution of the matters discussed below cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on the Company’s financial condition or results of operations.
Class Action Litigation
Fresco Litigation. A class action lawsuit against the Company was filed in the United States District Court for the Southern District of Florida on August 11, 2003 (Fresco, et al. v. Automotive Directions Inc., et al.) alleging that the Company obtained, disclosed and used information obtained from the Florida Department of Highway Safety and Motor Vehicles (“Florida DHSMV”) in violation of the federal Drivers Privacy Protection Act (“DPPA”). In their complaint, the plaintiffs seek to represent classes of individuals whose personal information from Florida DHSMV records has been obtained, disclosed and used for marketing purposes or other allegedly impermissible uses by the Company without the express written consent of the individual. A number of the Company’s competitors have also been sued in the same or similar litigation in Florida. This complaint seeks certification as a class action, compensatory damages, attorneys’ fees and costs, and injunctive and other relief. After vigorously defending against the action, the defendants engaged in court ordered mediation beginning in February 2006. A proposed settlement agreement was filed with the court on December 20, 2006, on behalf of the plaintiffs and all but two of the named defendants. On May 11, 2007, the District Court entered orders which, among other things: (1) granted preliminary approval of the proposed class action settlement; (2) certified the conditional nationwide class; (3) denied the motion of the plaintiffs in the Taylor case referenced below (collectively, the “Texas Interveners”) to intervene in Fresco; and (4) granted an injunction to maintain the status quo, which prohibits the Taylor case referenced below from moving forward. On May 11, 2007, the Texas Interveners and the putative class members in the Taylor case filed a notice of appeal with respect to the denial of the motion for limited intervention and the granting of the temporary injunction. The United States Court of Appeals for the Eleventh Circuit issued an order dated June 6, 2007, questioning whether it has jurisdiction over the appeal. On September 24, 2007, the Court of Appeals issued an Order declining jurisdiction of the Texas Interveners’ Motion to Intervene and finding that it did have jurisdiction to decide permissibility of the preliminary approval Order’s injunction against pursuing related proceedings in other Courts. On October 24, 2007, the District Court held the final approval hearing on the proposed class action settlement. The District Court has not yet issued a ruling. The Court of Appeals has scheduled for September 25, 2008, oral argument for the Texas Interveners’ appeal of the District Court’s denial of plaintiffs’ motion to intervene and its inclusion of the injunction to maintain the status quo. The Company believes that any additional liability which may result from the resolution of this action in excess of the amounts to be paid pursuant to the settlement agreement with the Fresco plaintiffs will not have a material effect on the financial condition, results of operations, or cash flows of the Company.

Taylor Litigation. On January 5, 2007, a purported class action lawsuit was filed against the Company and certain of its competitors in the United States District Court for the Eastern District of Texas, Taylor v. Acxiom Corporation, on behalf of each and every individual in the State of Texas whose name, address, driver identification number, and certain other identifiers are contained in motor vehicle records obtained by the defendants from the Texas Department of Public Safety without the express consent of the individual during the period from June 1, 2000, through the date of judgment. The plaintiffs also filed pleadings seeking to intervene in the Fresco litigation and objecting to the proposed settlement agreement for such litigation. The ruling on such pleadings is addressed above. On February 8, 2007, the Company filed a motion to dismiss the Taylor litigation based on the fact that Fresco was first-filed, the nationwide class in Fresco encompasses the Texas class, and reasons of judicial economy and fundamental fairness dictate against duplicative class actions in federal courts. The Taylor litigation is currently enjoined from proceeding pursuant to the District Court’s order issued in the Fresco litigation, discussed above.
Fraudulent Data Access
The Company’s response to the 2004 fraudulent data access and other similar incidents requiring notification of consumers is ongoing. The Company is involved in legal proceedings that relate to these matters. Regardless of the merits and ultimate outcome of this litigation, proceedings of this type are expensive and will require substantial Company resources and executive time. The Company believes that there could be other instances that may result in notification to consumers. As previously stated, the Company intends for consumers to be notified, in accordance with current state law requirements, and in accordance with ChoicePoint policy, if it is determined that their sensitive personally identifiable information has been acquired by unauthorized parties. The Company does not believe that the impact from notifying affected consumers will be material to the financial position, results of operations or cash flows of the Company.
FTC and State Attorneys General Investigations. In February 2006, the Company reached a settlement with the FTC regarding its investigation into the Company’s compliance with federal laws governing consumer information security and related issues, including the fraudulent data access that occurred in 2004. The settlement requires, among other things, that the Company obtain, every two years until 2026, an assessment from a qualified, independent third-party professional to ensure that the Company’s information security program meets the standards of the settlement. On February 20, 2008, the Company received a letter from the FTC notifying the Company that after reviewing ChoicePoint’s 180-day Report submitted pursuant to the settlement order, the Enforcement Division of the FTC was not recommending any enforcement action to the FTC. Effective June 5, 2007, the Company also entered into an Assurance of Voluntary Compliance and Discontinuance with the Attorneys General of 43 states and the District of Columbia.
In re ChoicePoint Inc. Securities Litigation. On March 4, 2005, a purchaser of the Company’s securities filed a lawsuit against the Company and certain of its officers in the United States District Court for the Central District of California. The complaint alleges that the defendants violated federal securities laws by issuing false or misleading information in connection with the fraudulent data access. Additional complaints alleging substantially similar claims have been filed by other purchasers of the Company’s securities in the Central District of California on March 10, 2005, and in the Northern District of Georgia on March 11, 2005, March 22, 2005, and March 24, 2005. By court order, the cases pending in the Central District of California have been transferred to the Northern District of Georgia. By order dated August 5, 2005, the court consolidated each of the pending cases into a single consolidated action, In re ChoicePoint Inc. Securities Litigation, 1:05-CV-00686. A consolidated amended complaint was filed on January 13, 2006, and seeks certification as a class action and unspecified compensatory damages, attorneys’ fees, costs, and other relief. On March 14, 2006, the defendants filed a motion to dismiss the consolidated amended complaint. On November 21, 2006, the court entered an order denying the defendants’ motion to dismiss. Thereafter, defendants moved the court to certify its order for immediate review. The court granted that motion on January 10, 2007. On January 25, 2007, the defendants filed a petition asking the United States Circuit Court of Appeals for the Eleventh Circuit to allow them to appeal on an interlocutory basis. On May 3, 2007, the defendants’ petition was denied. As a result, the District Court re-opened the case. Based on the subsequent U.S. Supreme Court decision in Tellabs, Inc. v. Makor Issues & Rights, Ltd., which requires District Courts to consider competing inferences of scienter rather than just those most favorable to a plaintiff, the Company filed a renewed motion to dismiss.
On January 15, 2008, the Company entered into a Letter of Understanding pursuant to which the parties to the litigation would, subject to notice to the class, court approval and certain other conditions, settle all claims. The Company and the other defendants do not admit to any liability by the Company or such defendants. Under the terms of the Letter of Understanding, the Company will pay $10 million to the plaintiffs, subject to court approval. On March 7, 2008, the parties filed the Stipulation of Settlement and accompanying documents with the United States District Court for the Northern District of Georgia. On March 24, 2008, the court issued an Order preliminarily approving the settlement. On July 21, 2008, the court issued a Final Judgment and Order of Dismissal with Prejudice, approving the terms of the settlement and dismissing the litigation with prejudice. The Company anticipates that the settlement will have no effect on the Company’s financial results, as the Company had previously reserved funds to pay for the portion of the settlement amount not covered by insurance.
Mellott Litigation. On May 20, 2005, a purported class action lawsuit was filed in the United States District Court for the Northern District of Georgia against the Company and certain individuals who are alleged to be fiduciaries under the ChoicePoint Inc. 401(k) Profit Sharing Plan (the “Plan”), Curtis R. Mellott v. ChoicePoint Inc., et al., 1:05-CV-1340. The suit alleges violations of ERISA fiduciary rules through the acquisition and retention of the Company’s stock by the Plan on and after November 24, 2004. Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys’ fees and costs. On April 14, 2006, the defendants filed a motion to dismiss, which the court granted on March 7, 2007, disposing of the case in its entirety. On March 21, 2007, plaintiffs filed a motion for reconsideration, which was denied on June 18, 2007. On July 12, 2007, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit, which was docketed on July 16, 2007.
On November 21, 2007, a Settlement Agreement was signed by all parties to the litigation and filed with the District Court. Pursuant to the Settlement Agreement, the parties agreed to the following equitable relief: (a) Plan participants will retain the right through December 31, 2010, to diversify freely out of the Company’s matching contribution made in the Company’s common stock; (b) the Company’s matching contribution will be at least 25% for three years; (c) the Company will continue its current investment education program for three years; and (d) the Company will post language on its intranet site for three years that will advise participants to give careful consideration of the benefits of a well-balanced and diversified investment portfolio. In addition, the Company agreed to pay $10,000 to the named plaintiff, attorneys’ fees and costs in the amount of $100,000, costs of settlement notices to the class as well as costs of settlement administration, and costs to retain an independent fiduciary for settlement review and approval on behalf of Plan participants. On December 6, 2007, the Company filed a Joint Motion for Preliminary Approval of the Class Action Settlement with the District Court and on December 11, 2007, the Company filed its Joint Motion to Stay Appeal Pending Review and Approval of Settlement with the District Court. On March 21, 2008, ChoicePoint filed a Joint Motion asking the Eleventh Circuit to remand the Appeal for the limited purpose of the District Court effectuating the Settlement. On March 28, 2008, the Company filed a Joint Motion with the District Court seeking to vacate the dismissal of the litigation and to reinstate the litigation in order to give the Judge jurisdiction to review and approve the settlement. On April 28, 2008, the United States Court of Appeals for the Eleventh Circuit granted our Joint Motion and remanded the Appeal to the District Court for the limited purpose of considering motions for the approval of the settlement of the litigation. On June 12, 2008, the District Court approved the settlement of this litigation. The Final Fairness Hearing is set for September 15, 2008.
Other Litigation
The Company also is involved in other litigation from time to time in the ordinary course of its business. The Company provides for estimated legal fees and settlements relating to pending lawsuits when they are probable and reasonably estimable. The Company does not believe that the outcome of any such pending or threatened litigation in the ordinary course of business will have a material adverse effect on the financial position or results of operations of the Company. However, as is inherent in legal proceedings where issues may be decided by finders of fact, there is a risk that unpredictable decisions adverse to the Company could be reached.